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T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575


04007384

February 2, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
FEB - 9 2004
WASH. D.C. 158 SECTION

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleading relative to the above-referenced matter:

Answer of T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. to the Complaint.

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR3.doc

T. Rowe Price
INVEST WITH CONFIDENCE

United States District Court
for the Southern District of Illinois

John Bilski, individually and on behalf of all others similarly situated, Plaintiff, -against- AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc., and T. Rowe Price International, Inc., Defendants.	:	03-cv-772 GPM **NOT A CLASS ACTION**


SEC MAIL PROCESSING
RECEIVED
FEB - 9 2004
WASH, D.C.
SECTION

Answer of
T. Rowe Price International Funds, Inc.
and T. Rowe Price International, Inc.
to the Complaint

Defendants T. Rowe Price International Funds, Inc. ("Funds, Inc.") and T. Rowe Price International, Inc. ("International, Inc.") answer the Complaint (the "Complaint") as follows:

1. Funds, Inc. and International, Inc. deny knowledge or information sufficient to form a belief as to the truth of the allegations in the Complaint about or pertinent only to defendants INVESCO International Funds, Inc., INVESCO Funds

Group, Inc., AIM International Funds, Inc. and A I M Advisors, Inc., and plaintiff John Bilski's alleged ownership of the INVESCO and AIM Funds.

2. Funds, Inc. and International, Inc. deny the allegations in the Complaint about or pertinent to Funds, Inc., International, Inc. and plaintiff John Bilski unless expressly admitted or otherwise responded to as follows:

Para.	Response
1	Deny, except admit that plaintiff purports to bring this action as a class action.
2	Deny.
3	Deny, except admit that the Court has subject matter jurisdiction and supplemental jurisdiction over the alleged state law claims pursuant to 28 U.S.C. § 1367.
4	Deny.
5	Deny knowledge or information sufficient to form a belief as to the truth of the allegations about John Bilski's residence.
12	Deny, except admit that Funds, Inc. is a Maryland Corporation with its principal place of business in Baltimore, Maryland, and a registrant with the United States Securities and Exchange Commission.

13 Deny, except admit that International, Inc. is a Maryland corporation with its principal place of business in Baltimore, Maryland; the day-to-day tasks associated with running the business of the T. Rowe Price New Asia Fund (the "Fund") such as investment management, share marketing, distribution, redemption, financial and regulatory reporting and custodianship of funds are contracted out since it has no employees; International, Inc. is under contract to serve as the investment manager for the Fund, and International, Inc. selects the Fund's investments.

14 Deny, except deny knowledge or information sufficient to form a belief as to the truth of the allegations about John Bilski's purported purpose for owning and holding shares of the Fund; and admit on information and belief that John Bilski has owned and held shares of the Fund.

15 Admit.

16 Deny.

17 Deny, except admit that, in general, shares of open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share; and that those investors may redeem their share(s) at the NAV of the share(s).

18 Admit.

19 Deny, except admit that sales and redemption prices are based upon the NAV which in turn depends, in part, upon the fluctuating value of the Fund's underlying portfolio of securities; the NAV is recalculated every business day; and that the Fund share price (NAV) is set once every business day at the close of trading on the New York Stock Exchange.

20 Deny, except admit that a significant portion of the securities in the Fund are foreign securities; the home markets for such foreign securities may include Singapore, Kuala Lumpur, Hong Kong, Taipei and Sydney; and those markets are located in time zones that are ahead of Eastern Standard Time.

21 Deny, except deny knowledge or information sufficient to form a belief as to the truth of the allegations about "[s]tudies of world financial markets"; and "correlations between the value of the funds' securities and these benchmarks."

22-23 Deny knowledge or information sufficient to form a belief as the truth of the allegations.

24 Deny.

25 Deny, except admit on information and belief that the securities markets in Australia, Taiwan, Hong Kong,

Malaysia and Singapore have traded for an entire session before the NAV is set for the Fund.

26 Deny, except admit on information and belief that the exchange located in Sydney, Australia observes normal trading hours of 10:00 am to 4:00 pm local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 pm local time (often at 2:00 am Eastern time).

28 Deny, except admit on information and belief that the exchange located in Taipei, Taiwan observes normal trading hours of 9:00 am to 1:30 pm local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 1:30 pm local time (often at 1:30 am Eastern time).

29 Deny, except admit on information and belief that the exchange located in Hong Kong observes normal trading hours of 10:00 am to 4:00 pm local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 pm local time (often at 4:00 am Eastern time).

30 Deny, except admit on information and belief that the exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 am to 5:00 pm local time;

and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 pm local time (often at 5:00 am Eastern time).

31 Deny, except admit on information and belief that the exchange located in Singapore observes normal trading hours of 9:00 am to 5:00 pm local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 pm local time (often at 5:00 am Eastern time).

36 Deny, except admit that a portion of the underlying securities of the Fund are listed on foreign exchanges and trade during each market's respective session.

37 Deny, except deny knowledge or information sufficient to form a belief as to the truth of the allegations about what the "market timing strategy stems from"; what "[m]arket timing traders are able to predict"; and the "stale price strategy of market timers".

38-41 Deny.

42 Deny, except admit that cash held by the Fund is one of the assets that is valued in setting its NAV; and assert that any such purported injury suffered by the shareholders would be derivative of, and not separate or distinct from, any such injury to the Fund.

43 Deny.

44 Deny, except deny knowledge or information sufficient to form a belief as to the truth of the allegations about what "market timers" consider "an attractive low risk trading vehicle".

45 Deny, except admit that plaintiffs purport to bring this action as a class action.

46-51 Deny.

86 Repeat and reallege their responses to the paragraphs incorporated by reference therein.

87 Deny, except respectfully refer to the prospectus for a correct statement of its contents.

88 Deny, except decline to respond to matters of law (particularly what the board of directors is "required" to review and approve); and admit that International, Inc. serves as the investment manager of the Fund; provides portfolio management services to and selects the securities for the Fund to buy hold or sell; and that International, Inc. receives fees based on the percentage of assets under management for managing the Fund's assets.

89	Deny, except admit on information and belief that John Bilski has owned shares of the Fund.
90	Deny, except assert that International, Inc. in its role as investment manager of the Fund used the skill and care ordinarily used by reasonably well-qualified members of their profession.
91-92	Decline to respond to matters of law.
93-94	Deny.
95	Repeat and reallege their responses to the paragraphs incorporated by reference therein.
96	Decline to respond to matters of law.
97-98	Deny.
99	Repeat and reallege their responses to the paragraphs incorporated by reference therein.
100-102	Deny.

First Affirmative Defense

The Complaint fails to state a claim against Funds, Inc. and International, Inc. upon which relief may be granted.

Second Affirmative Defense

The claims asserted in the Complaint are derivative claims, not class claims, and this action is not properly brought as a class action.

Third Affirmative Defense

The Complaint, which asserts solely derivative claims, fails to allege the efforts, if any, made to make demand on the Fund's Board of Directors to take the actions plaintiff Bilski desires and the reasons for his failure to obtain the action or for not making the effort, as required under both Rule 23.1, Fed.R.Civ.P., and Maryland law.

Fourth Affirmative Defense

The claims asserted by plaintiff Bilski relate to the pricing of portfolio securities of the Fund. This entire matter is the subject of a complex, nationwide regulatory scheme administered by the Securities and Exchange Commission through rules, regulations and regular audits and is not a matter appropriately before this (or any other) Court.

Fifth Affirmative Defense

The Complaint fails to allege any legally cognizable theory of damages.

Sixth Affirmative Defense

The claims against Funds, Inc. and International, Inc. are barred in whole or in part by the applicable statutes of limitation.

Seventh Affirmative Defense

The claims asserted by plaintiff Bilski are barred by the doctrines of waiver, estoppel and ratification.

Eighth Affirmative Defense

There is no implied right of action under § 36(a) of the Investment Company Act.

Ninth Affirmative Defense

An action under § 36(a) may not be brought against Funds, Inc. because it does not serve or act as an "officer, director, member of any advisory board, investment adviser ... depositor ... or principal underwriter" to the Fund.

Wherefore, Funds, Inc. and International, Inc. demand judgment dismissing the Complaint and awarding them their costs, attorneys' fees and such other and further relief as this Court deems just and proper.

Dated: January 28, 2004

Pollack & Kaminsky

s/Daniel A. Pollack

by: ______________________________

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Tax: (212) 575-6560

-and-

Armstrong Teasdale LLP

s/Frank N. Gundlach

by: ______________________________

Frank N. Gundlach

One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International Inc.

Certificate of Service

A copy of the foregoing was mailed, postage prepaid, this 28th day of January, 2004, to the following:

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Eugene Barash
Korein Tillery
701 Market Street
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman & Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

Attorneys for Plaintiff and the Class

